

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2013

Via E-mail
George Morris
Chief Executive Officer and
Chief Financial Officer
Internet Infinity, Inc.
220 Nice Lane, # 108
Newport Beach, CA 92663

> **Re: Internet Infinity, Inc.**
> **Form 8-K**
> **Filed December 20, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 18, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8- K Filed December 20, 2013

Item 4.01 – Resignation of Registrant's Certifying Accountant

1. Please revise to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K related to prior audit reports.

2. We are aware that you have engaged a new accountant. As such, please revise to provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Exhibit 16.1

3. Please file an updated letter from Anton and Chia, LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2013

4. We note that Anton & Chia, LLP was unable to complete review procedures for the interim period ending September 30, 2013 and that you filed Form 10-Q for the quarterly period ended September 30, 2013 on November 18, 2013. Please note if the review was not completed prior to filing, the Form 10-Q is considered substantially deficient and not timely filed. As such, please amend Form 10-Q filed November 18, 2013 to include the following disclosures: (i) identify the report as deficient; (ii) label the columns of the financial statements as "not reviewed"; and (iii) describe how you will remedy the deficiency. When the review is completed by a registered accounting firm, you must file an amendment to remove the references to the deficiency and the financial statements as "not reviewed."

5. We note the heading to Part I – Financial Information includes the following language: "** SEE CPA KINROSS FINANCIAL FILES." Please tell us why this language is included in the heading and what it represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief